August 3, 2005

Ms. April Sifford and Mr. Gary Newberry
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	NovaGold Resources Inc. (“NovaGold”)
Form 40-F for Fiscal Year Ended November 30, 2004
Filed April 20, 2005 File No. 1-31913

Dear Ms. Sifford and Mr. Newberry:

We write in response to your letter dated July 18, 2005 in connection with the review of the Company’s 40-F filing for the fiscal year ended November 30, 2004. For reference purposes, we have included your original questions and noted our response in the same order as was originally quoted in your letter.

Form 40-F for the year ended November 30, 2004 Consolidated Financial Statements

Note 3 - Business Acquisition, page 14

1.
In the acquisition of SpectrumGold, you have disclosed that an excess of consideration over book value acquired of $85 million has been allocated to the Galore Creek mineral property. Your discussion of the Galore Creek property in Item 3, page 11, indicates that this property does not contain a measured mineral resource. Tell us what facts and analysis you relied on to support the allocation of $85 million to the value of mineral properties as opposed to goodwill. Provide any engineering reports you believe support your conclusion. We may have further comment.

Background and Analysis
i)	Effective July 15, 2004, NovaGold completed the purchase of the remaining 45% of SpectrumGold Inc.’s (“SpectrumGold”) outstanding common shares.
ii)
Despite the fact that the purchase was described in Note 3 to NovaGold’s November 30, 2004 consolidated financial statements as a business combination, it was an acquisition of an asset for accounting purposes.

iii)
NovaGold had considered the guidance provided by the Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract 124 – Definition of a Business (“EIC 124”) and FASB Emerging Issues Task Force Issue No: 98-3 – Determining Whether a Transaction is an Exchange of Similar Productive Assets or a Business Combination (EITF 98-3). EIC 124 (largely consistent with EITF 98- 3) provides the following guidance

A business is a self-sustaining integrated set of activities and assets conducted and managed for  the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes  applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a  transferred set of activities and assets to be a business, it must contain all of the inputs and  processes necessary for it to continue to conduct normal operations after the transferred set is  separated from the transferor, which includes the ability to sustain a revenue stream by providing  its outputs to customers.

Suite 2300 - 200 Granville Street, Vancouver, BC V6C 1S4
Telephone 604-669-6227 • Facsimile 604-669-6272 • www.novagold.net
Toronto Stock Exchange: NG • American Stock Exchange: NG

NovaGold Resources Inc.	Page 2

iv)
In consideration of this guidance, SpectrumGold did not constitute a business since, as a development stage enterprise, SpectrumGold did not have significant business processes (strategic, operational, and resource management processes), did not have customers or a revenue stream, and only had two employees.

v)
As a result of SpectrumGold not constituting a business, it was not appropriate to account for NovaGold’s acquisition of SpectrumGold as a business combination; therefore, no portion of the purchase price could result in an allocation to goodwill.

vi)	In accounting for the purchase of SpectrumGold as an asset acquisition, the full value of the consideration provided was allocated to the Galore Creek property (the main asset owned by SpectrumGold).
vii)	Resources
(1)
As of June 2004 the Galore Creek deposit (see June 3, 2004 Technical Report filed by independent engineers HatchTM on SEDAR in June 2004) consisted of a total Indicated Resource of 286 million tonnes containing:

(a)	4.0 million ounces of gold;
(b)	4.6 billion pounds of copper; and
(c)	52 million ounces of silver.
(2)	In August 2004 (see August 5, 2004 HatchTM Preliminary Economic Assessment filed on SEDAR in August 2004) an economic assessment was completed on a mine plan of 242 million tonnes containing:
(a)	3.4 million ounces of gold;
(b)	3.8 billion pounds of copper; and
(c)	40 million ounces of silver.
viii)	Valuations
(1)	The August 2004 assessment showed a variety of NPV’s dependent on metal prices. At US$400/oz gold, US$1.00/lb copper and US$6.00/oz silver the after-tax NPV at 5% was US$227 million (or C$306 million at the exchange rate used). (see page 1-6 and 2-1 of the August 2004 assessment.). At US$375/oz gold, US$1.00/lb copper and US$5.50/oz silver the after-tax NPV at 5% was US$201 million (or C$271 million at the exchange rate used).
(2)	Based on these two scenarios, NovaGold determined that the value attributable to 45% of C$271 million – C$306 million supports the C$85 million allocation to Galore Creek properties (including measured and indicated resources as well as a value beyond these).

Conclusions

It was concluded that the acquisition of SpectrumGold did not constitute an acquisition of a business and therefore, should not be accounted for as a business combination. In the absence of using business combination accounting, it was not appropriate to recognize any goodwill on the transaction.

As an asset acquisition, the full value of the consideration provided by NovaGold, was attributed to the Galore Creek property.

NovaGold Resources Inc.	Page 3

Note 8 - Provision for Reclamation Costs, page 21

2.	Provide the disclosures required under CICA Accounting Handbook, Section 3110 for your asset retirement obligations including the following:
•	A reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations showing separately the changes attributable to liabilities incurred, liabilities settled, accretion expense, and revisions in estimated cash flow, if significant,
•	The key assumptions which the carrying amount of the asset retirement obligations are based, and
•	Uncertainties affecting the measurement of a liability for asset retirement obligations.

Background and Analysis

NovaGold’s provision for reclamation costs relates to properties where the mines have been closed by earlier operators. In recent years, the Company’s activities have primarily focused on exploration directed toward the discovery of mineral resources and the evaluation phase relating to assessing the technical feasibility and commercial viability of discovered mineral resources. The disclosure reconciling the beginning and ending aggregate carrying amount of NovaGold’s asset retirement obligation was not considered to be material to the consolidated financial statements given the size of the liability and the fact that it is expected to be settled within two years. In the future, NovaGold would intend to include the disclosures outlined under CICA 3110 in the Company’s consolidated financial statements.

3.	Please confirm to us that any cash payment made to settle an asset retirement obligation is included as an operating cash flow item in your statement of cash flows.

Background and Analysis Any cash payments made to settle an asset retirement obligation would be included as an operating cash flow item in the statement of cash flows.

The Company acknowledges the following:

•	that it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	that staff comments or changes to disclosure in response to staff comments do not forclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert J. MacDonald

Robert J. MacDonald, CA
Senior VP & CFO